[TRANSLATION]

February 2, 2011

For Immediate Release

Company Name: JX Holdings, Inc.
Name of Representative: Mitsunori Takahagi,
Representative Director, President
Code No. 5020, First Sections of the Tokyo Stock Exchange, Osaka Securities Exchange, and Nagoya Stock Exchange
Direct your queries to: Masayoshi Yamamoto, Group Manager, Finance & Investor Relations Department
(Tel: +81-3-6275-5009)

Notification Concerning Revisions to the Annual Consolidated Earnings Forecast and the Dividend Forecast for the Fiscal Year Ending March 31, 2011

JX Holdings, Inc. (the “Company”) would like to provide notification of the revisions made to the annual consolidated earnings forecast as well as the year-end and annual dividend forecast for the fiscal year ending March 31, 2011, released November 5, 2010, which were determined at a meeting of the Company Board of Directors held on February 2, 2011 based on recent performance trends.

1.	Revisions to the Annual Consolidated Earnings Forecast for the Fiscal Year Ending March 31, 2011
　(Millions of yen)
	Net Sales	Operating Income	Ordinary Income	Net Income	Net Income Per Share (yen)
Previously Announced Forecast (A) (Announced on November 5, 2010)	9,390,000	150,000	220,000	320,000	128.67
Revised Forecast (B)	9,620,000	240,000	320,000	320,000	128.68
Increase/Decrease (B-A)	230,000	90,000	100,000	0	-
Percentage Increase/Decrease	2.4%	60.0%	45.5%	0.0%	-
(Reference) Previous Earnings (Fiscal Year ended March 2010)	-	-	-	-	-

(Reason for the Revisions to the Annual Consolidated Earnings Forecast)

The Company estimates that net sales for the fiscal year ending March 31, 2011 will be 9,620.0 billion yen (an increase of 2.4% compared with the previous forecast announced on November 5, 2010) reflecting increases in the price of petroleum products.

Operating income is expected to be 240.0 billion yen (an increase of 90.0 billion yen compared with the previous forecast) due to the impact of inventory valuation shifting from negative to positive accompanying an increase in crude oil prices and the improvements in the margins of petroleum and petrochemical products.  Ordinary income is expected to be 320.0 billion yen (an increase of 100.0 billion yen compared with the previous forecast) due to the improvement in equity in earnings of affiliates accompanying increase in copper prices.  Excluding the impact of inventory valuation, the Company estimates that ordinary income for the fiscal year will rise to 310.0 billion yen, a 55.0 billion yen increase in comparison with the previous forecast.

(Impact of Inventory Valuation)	(Billions of yen)
	Previously Announced Forecast (A)	Revised Forecast (B)	Increase/Decrease (B-A)
Impact of Inventory Valuation	(35.0)	10.0	45.0
Operating Income Excluding Impact of Inventory Valuation	185.0	230.0	45.0
Ordinary Income Excluding Impact of Inventory Valuation	255.0	310.0	55.0

Due to the anticipated increase in special losses such as temporary integration costs, as well as the anticipated disposal of deferred tax assets that will occur when the reduction of the corporate tax rate outlined in the FY2011 tax reform takes effect, net income is expected to be 320.0 billion yen (identical to the previous forecast).

This forecast assumes on a full-year average, a crude oil price (Dubai crude) of $80 per barrel ($85 for the fourth quarter), an international copper price (LME price) of 360 cents per pound (400 cents for the fourth quarter), and an exchange rate of 85 yen per U.S. dollar (80 yen per U.S. dollar for the fourth quarter).  (Previous forecast: crude oil price of $78 per barrel; and an international copper price of 322 cents per pound, and an exchange rate of 84 yen per U.S. dollar.)

2. Revisions to the Dividend Forecast for the Fiscal Year Ending March 31, 2011

	Dividend per Share (yen)
Reference Date	End of 2Q	End of Period	Annual
Previously Announced Forecast (Announced on November 5, 2010)		7.50	15.00
Revised Forecast		8.00	15.50
Actual Dividend	7.50
Previous Dividend (Fiscal Year ended March 2010)	-	-	-

(Reason for the Revisions to the Dividend Forecast)

The Company’s dividend policy is to redistribute profits by reflecting consolidated business results while striving to maintain stable dividends.

Under this policy, the forecast of the year-end dividend for the fiscal year ending March 31, 2011 was 7.50 yen per share, however based on the current revisions to the annual earnings forecast, the current expected dividend is now 8.00 yen per share.  Accordingly, the annual dividend is predicted to be 15.50 yen per share.

(Note) This report contains certain forward-looking statements. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “ intends”, “should”, “seeks”, “estimates”, “future” or similar expressions or by discussions of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this notice, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; and (4) changes in tax and other laws and the effect of changes in general economic conditions.

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